VIA EDGAR

April 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:	Eric McPhee
Isaac Esquivel
Stacie Gorman
Pam Long

Re: Texas Ventures Acquisition III Corp

Amendment No. 2 to Registration Statement on Form S-1

Filed April 2, 2025

File No. 333-284793

Ladies and Gentlemen:

Texas Ventures Acquisition III Corp (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 3, 2025, relating to the Company’s Amendment No.2 to Registration Statement on Form S-1, filed by the Company with the Commission on April 2, 2025. This letter will be filed concurrently with the filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Part II. Information not Required in Prospectus

Item16. Exhibits and Financial Statement Schedules, page II-2

1.	Please request your auditor to revise its consent in Exhibit 23.1 to reflect the report date of April 1, 2025 as reflected in their report on page F-2.

Response: The Company has filed a revised auditor’s consent as Exhibit 23.1 to Amendment No. 3 in response to the Staff’s comment.

2.

Please request Cayman counsel to revise its opinion in Exhibit 5.2 to remove inappropriate assumptions. In this regard, for example, we note paragraphs 9, 11, and 20 of Schedule 2. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company has filed a revised Cayman counsel opinion as Exhibit 5.2 to Amendment No. 3 in response to the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact our counsel, Richard I. Anslow at ranslow@egsllp.com and Lijia Sanchez at lsanchez@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,
Texas Ventures Acquisition III Corp

/s/ E. Scott Crist
E. Scott Crist, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP